UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number 001-40375

E-Home Household Service Holdings Limited

(Translation of registrant’s name into English)

E-Home, 18/F, East Tower, Building B,

Dongbai Center, Yangqiao Road,

Gulou District, Fuzhou City 350001,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒  Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

E-Home Household Service Holdings Limited (the “Company”) held an extraordinary general meeting of the Company at 10:00 a.m. on November 26, 2024, local time, at E-Home, 18/F, East Tower, Building B, Dongbai Center, Yangqiao Road, Gulou District, Fuzhou City 350001, China (the “Meeting”). At the Meeting, the shareholders of the Company approved resolutions of the capital reorganization (the “Capital Reorganization”), a capital reduction (the “Capital Reduction”), the change of authorized share capital of the Company and adoption of new memorandum and articles of association of the Company in the manner set out as follows:

(i)	the par value of issued Ordinary Shares of par value US$10.00 each (the “Ordinary Shares”) be reduced from US$10.00 to US$0.001 by cancelling the paid up share capital to the extent of US$9.999 per issued Ordinary Share by way of a reduction of capital so as to form new issued ordinary share(s) with par value of US$0.001 each (“New Ordinary Share(s)”) immediately following the Capital Reduction becoming effective; and

(ii)	the credit arising from the Capital Reduction be applied towards offsetting the accumulated losses (if any) of the Company as at the effective date of the Capital Reduction, and the balance (if any) will be transferred to a distributable reserve account of the Company which may be utilized by the Directors of the Board (the “Directors”) as a distributable reserve in accordance with the articles of association of the Company and all applicable laws and rules including, without limitation, eliminating or setting off the accumulated losses of the Company which may arise from time to time and/or paying dividends and/or making any other distribution out of such account from time to time and all actions in relation thereto be approved, ratified and confirmed; and

(iii)	immediately following the Capital Reduction becoming effective, each of the Ordinary Shares par value US$10.00 in the authorized but unissued share capital of the Company be sub-divided into 10,000 New Ordinary Shares par value US$0.001 each (the “Sub-division”), such that following the Capital Reduction and the Sub-division, the authorized share capital of the Company shall be changed from US$1,000,020,000 divided into (x) 100,000,000 shares designated as ordinary shares with a nominal or par value of US$10 per share and (y) 10,000,000 shares designated as preferred shares with a nominal or par value of US$0.002 per share to US$1,000,020,000 divided into (x) 1,000,000,000,000 shares designated as ordinary shares with a nominal or par value of US$0.001 each and (y) 10,000,000 shares designated as preferred shares with a nominal or par value of US$0.002 each; and

(iv)	immediately following the Capital Reduction and Sub-division becoming effective, the fifth amended and restated memorandum of association and fifth amended and restated articles of association (“Amended and Restated M&AA”), which was attached as Annex A to the proxy statement, be and are adopted in substitution for and to the exclusion of the existing fourth amended and restated memorandum of association and fourth amended and restated articles of association of the Company currently in effect, which, among others, reflects the authorized share capital of the Company after the Capital Reduction and Sub-division; and

(v)	each of the New Ordinary Shares arising from the Capital Reduction and the Sub-division shall rank pari passu in all respects with each other and have rights and privileges and be subject to the restrictions contained in the memorandum and articles of association of the Company; and

(vi)	any director, registered office provider or company secretary of the Company be and is hereby authorized to do all such acts, deeds and things and execute all such documents and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to give effect and implement, or otherwise required in connection with, the Capital Reduction and Sub-division and adoption of the Amended and Restated M&AA, including without limitation, attending to the necessary filings with the Court and Registrar of Companies in the Cayman Islands and with any other relevant authorities.

With the approval from shareholders of the Company, the Capital Reorganization including the Capital Reduction is still subject to and conditional upon (i) an order being made by the Grant Court of the Cayman Islands confirming the Capital Reduction; (ii) compliance with any condition which the Court may impose in relation to the Capital Reduction (if applicable); (iii) registration by the Registrar of Companies of the Cayman Islands of a copy of the order of the Court confirming the Capital Reduction and the minute approved by the Court containing the particulars required under the Companies Act of the Cayman Islands in respect of the Capital Reduction (if applicable). The Capital Reorganization will become effective when the conditions mentioned above are fulfilled.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 27, 2024

E-Home Household Service Holdings Limited

By:	/s/ Wenshan Xie
Name:	Wenshan Xie
Title:	Chief Executive Officer

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